Exhibit 99.2

SECURITIES PURCHASE AGREEMENT

This SECURITIES PURCHASE AGREEMENT (this “Agreement”) is entered into as of January 23, 2019, by and among Fuwei Films (Holdings) Co., Ltd. a Cayman Islands exempted company (“FFHL”); Gold Glory Blockchain, Inc., a California corporation (the “Company”); and the parties listed on Exhibit A to this Agreement, comprising all the stockholders of the Company (each, a “Seller” and collectively, the “Sellers”). Fuwei Films (BVI) Co., Ltd., a British Virgin Islands company (“Fuwei BVI”) and Fuwei Films (Shandong) Co., Ltd., a company incorporated in the PRC (“Shandong Fuwei”) join as parties to this Agreement solely for the purposes of Section 6.2 and Article 9. FFHL, the Company and the Sellers are each individually referred to herein as a “Party” and collectively, the “Parties.”

RECITALS

A.            The Company is a company engaged in the business of blockchain research and development, the provision of digital asset technology services and operating trading platforms for cryptocurrencies.

B.            FFHL is a holding company whose ordinary shares, with a par value of US$0.519008 (“Ordinary Shares”) are registered with the Securities and Exchange Commission (“SEC”).

C.            The Sellers own 1,000,000 shares of common stock the Company, which represents all of the issued and outstanding shares of the Company.

D.            The Sellers desire to acquire a controlling interest in FFHL in the form of 9,500,000 newly issued Ordinary Shares (the “Control Block”) in exchange for all of the issued and outstanding shares of the Company pursuant to the terms and conditions set forth herein.

E.             It is the intent of the Parties that the purchase and sale of the Control Block by Sellers under this Agreement be conditioned upon (i) a concurrent divestiture of FFHL’s current business which is to be effected through the sale of Fuwei BVI, FFHL’s directly wholly owned subsidiary to Hongkong Ruishang International Trade Co., Limited (“Ruishang”) (the “Divestiture”), pursuant to the Share Transfer Agreement (the “Divestiture Agreement”), dated of even date, by and between FFHL and Ruishang and (ii) a private placement of Ordinary Shares by the Sellers, reflecting the transactions contemplated by this Agreement and the Divestiture Agreement raising at least $10 million (the “Private Placement”).

F.            As a result of the transactions contemplated herein, including the Divestiture, it is the intent of the Parties that the Company will be a wholly owned subsidiary of FFHL and the business of the Company will be the primary business of FFHL.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the respective covenants, representations and promises set forth in this Agreement, the Parties agree as follows:

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ARTICLE 1
DEFINITIONS

1.1           Definitions. In addition to the terms defined elsewhere in this Agreement, the following terms have the meanings indicated:

“Affiliate” of any Person means any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“Arbitration Notice” has the meaning set forth in Section 11.13(b).

“Bankruptcy and Equity Exception” has the meaning set forth in Section 3.3.

“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in the PRC, Hong Kong, the Cayman Islands, the British Virgin Islands, or New York are required or authorized by law or executive order to close.

“Centre” has the meaning set forth in Section 11.3(c).

“Circular 698” has the meaning set forth in Section 3.27(e).

“Claim Notice” has the meaning set forth in Section 9.4.

“Closing” has the meaning set forth in Section 2.2.

“Closing Date” has the meaning set forth in Section 2.2.

“Company” has the meaning set forth in the Preamble.

“Company Disclosure Schedule” means the disclosure schedule attached as Exhibit B to this Agreement.

“Company Material Adverse Effect” means any fact, event, circumstance, change, or effect (each, an “Effect”) that, individually or in the aggregate with all other Effects, (i) has or would reasonably be expected to have a material adverse effect on the results of operations, assets, liabilities, business, prospects or condition (financial or otherwise) of the Company or (ii) prevents or materially delays, or materially impairs the ability of the Sellers or the Company to consummate the Closing; provided, however, that in the case of clause (i) only, no Effects arising out of, relating to or resulting from any of the following shall be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably expected to occur: (A) changes in U.S. GAAP or other applicable accounting standards or the interpretation or enforcement thereof after the date of this Agreement; (B) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, acts of God or natural disasters; (C) any changes after the date hereof in general political, tax, economic or business conditions in the PRC, the United States, or any country or region in the world in which the Company does business, or any changes in securities, credit or capital market conditions, including interest rates, exchange rates or limitations on cryptocurrency issuers or exchanges; (D) actions or omissions of the Company (x) that are expressly required by this Agreement, (y) taken with the prior written consent of FFHL, or (z) taken at the written request of FFHL; or (E) any breach of this Agreement by FFHL; provided, that the effect of such changes described in clauses (A), (B) and (C) shall not be excluded to the extent of the disproportionate impact, if any, they have on the Company relative to other exchanges trading crytpocurrencies.

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“Company Shares” has the meaning set forth in Section 2.1.

“Contract” means as to any Person, all written or oral agreements, contracts, notes, instruments, indenture, lease, mortgage, bond, arrangement, understanding, undertaking, obligations and commitments to which that Person is a party or by which any of that Person’s properties or assets are bound.

“Dispute” has the meaning set forth in Section 11.13(a).

“Divestiture” has the meaning set forth in the Recitals.

“Divestiture Agreement” has the meaning set forth in the Recitals.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Effect” has the meaning set forth in the definition of “Company Material Adverse Effect” in this Section 1.1.

“Fairness Opinion” means the opinion of a valuation firm, selected by FFHL and reasonably acceptable to Sellers that the Transactions are fair, from a financial point of view, to the stockholders of FFHL, other than the Purchaser and the Sellers.

“Financial Statements” has the meaning set forth in Section 4.7.

“FFHL” has the meaning set forth in the Preamble.

“FFHL Disclosure Schedule” means the disclosure schedule attached as Exhibit B to this Agreement.

“FFHL Indemnifying Parties” has the meaning set forth in Section 9.2.

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“FFHL Material Adverse Effect” means any Effect that, individually or in the aggregate with all other Effects, (i) has or would reasonably be expected to have, immediately after the Closing, a material adverse effect on the results of operations, assets, liabilities, business, prospects or condition (financial or otherwise) of FFHL, the Company, and its Subsidiaries, taken as a whole, or (ii) prevents or materially delays, or materially impairs the ability of FFHL to consummate the Closing, provided, however, that in the case of clause (i), no Effects arising out of, relating to or resulting from any of the following shall be taken into account in determining whether a FFHL Material Adverse Effect has occurred or is reasonably expected to occur: (A) the results of operations, assets, business, financial condition or the capital stock of any of FFHL’s Subsidiaries or the Company, (B) changes in GAAP or other applicable accounting standards or the interpretation or enforcement thereof after the date of this Agreement; (C) any changes after the date hereof in general political, tax, economic or business conditions in the United States, the PRC, or any country or region in the world in which FFHL does business, or any changes in securities, credit or capital market conditions, including interest rates or exchange rates; (D) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, acts of God or natural disasters; (E) actions or omissions of FFHL or any of its Subsidiaries (x) that are expressly required by this Agreement, (y) taken with the prior written consent of the Sellers or the Company or (z) taken at the written request of the Sellers or the Company; (F) any breach of this Agreement by the Sellers or the Company; (G) any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published predictions of revenue, earnings, cash flow or cash position; (H) any decline in the market price, or change in trading volume, of the capital stock of FFHL; (I) any change or prospective change in FFHL’s credit ratings; or (J) the public disclosure of this Agreement or the Transactions or the consummation of the Transactions, including any initiation of shareholder litigation or any other legal proceeding relating to this Agreement or the Transactions.

“FFHL Representatives” means officers and directors.

“Fuwei BVI” has the meaning set forth in the Preamble.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any federal, state, provincial or local governmental, regulatory or administrative body, agency or authority, any court, tribunal or judicial authority, and any self-regulatory organization (including any applicable stock exchange) or quasigovernmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), whether foreign or domestic.

“Indebtedness” of any Person means, without duplication, (a) all indebtedness for borrowed money, (b) all obligations issued, undertaken or assumed as the deferred purchase price of property or services (other than trade payables entered into in the ordinary course of business), (c) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (d) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (e) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the Sellers or bank under such agreement in the event of default are limited to repossession or sale of such property), (f) all monetary obligations under any leasing or similar arrangement which, in connection with GAAP, consistently applied for the periods covered thereby, is classified as a capital lease, and (g) all indebtedness referred to in clauses (a) through (f) above secured by any Lien in any property or assets owned by such Person, even though such Person has not assumed or become liable for the payment of such indebtedness.

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“Indemnified Party” has the meaning set forth in Section 9.4.

“Indemnifying Party” has the meaning set forth in Section 9.4.

“Information” has the meaning set forth in Section 6.2.

“Intellectual Property Rights” means any and all intellectual property rights and other similar proprietary rights in any jurisdiction, whether registered or unregistered, whether owned or held for use under license, including all rights and interests pertaining to or deriving from: (a) patents and patent applications, reexaminations, extensions and counterparts (including any reissues, divisionals, renewals, provisionals, continuations or continuations-in-part thereof) claiming priority therefrom; inventions, invention disclosures, discoveries and improvements, whether or not patentable, (b) computer software and firmware, including data files, source code, object code and software-related specifications and documentation, (c) works of authorship, (d) trade secrets (including, those trade secrets defined in the Uniform Trade Secrets Act and under corresponding foreign statutory Law and common law), business, technical and know-how information, non-public information, and confidential information and rights to limit the use or disclosure thereof by any Person, (e) trademarks, trade names, service marks, certification marks, service names, brands, trade dress and logos and the goodwill associated therewith, (f) proprietary databases and data compilations and all documentation relating to the foregoing, including manuals, memoranda and records and (g) domain names; including in each case any registrations of, applications to register, and renewals and extensions of, any of the foregoing with or by any Governmental Authority in any jurisdiction.

“Law” means any federal, state or local statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Authority.

“Lien” means any lien, charge, claim, security interest, encumbrance, right of first refusal or other restriction.

“Limitation Date” has the meaning set forth in Section 9.1.

“Losses” means any and all losses, claims, damages, liabilities, settlement, costs and expenses, including, without limitation, reasonable attorneys’ fees, investigation cost, experts’ and accountants’ fees.

“Material FFHL Contract” has the meaning set forth in Section 3.11(a)(x).

“Material Company Contract” has the meaning set forth in Section 4.13(a).

“Nasdaq” means the Nasdaq Capital Market.

“Nasdaq Approval” has the meaning set forth in Section 8.10.

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“Ordinary Shares” has the meaning set forth in the Recitals.

“Party” and “Parties” has the meaning set forth in the Preamble.

“PCAOB” means the Public Company Accounting Oversight Board.

“Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, a Governmental Authority and any other legal entity.

“Private Placement” has the meaning set forth in the Recitals.

“PRC” means the People’s Republic of China.

“PRC GAAP” means PRC generally accepted accounting principles.

“Proceeding” means an action, claim, suit, investigation or proceeding (including, without limitation, a partial proceeding, such as a deposition), whether pending or threatened in writing.

“Purchase Price Shares” has the meaning set forth in Section 2.1.

“Schedule 14(f) Filing” means an information statement filed by the Sellers on Schedule 14f-1 under the Exchange Act.

“SEC” has the meaning set forth in the Recitals.

“SEC Reports” has the meaning set forth in Section 3.7 3.7.

“Seller Directors” means the individuals appointed by the Sellers to the board of directors of FFHL in accordance with the memorandum and articles of association of FFHL and applicable Law.

“Seller Officers” means the individuals appointed by the Sellers to be officers of FFHL in accordance with the memorandum and articles of association of FFHL and applicable Law.

“Securities Act” means the Securities Act of 1933, as amended.

“Sellers” has the meaning set forth in the Preamble.

“Special Committee” has the meaning set forth in the Divestiture Agreement

“Subsidiary” of any Person means (i) any other Person (x) more than fifty percent (50%) of whose shares or other interests entitled to vote in the election of directors or (y) more than a fifty percent (50%) interest in the profits or capital of such entity are owned or controlled directly or indirectly by such Person or through one (1) or more Subsidiaries of such Person, (ii) any other Person whose financial results, or portions thereof, are consolidated with those of such Person in accordance with applicable accounting standards, or (iii) any other Person with respect to which such Person has the power to otherwise direct the business and policies of that Person, directly or indirectly through another Subsidiary.

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“Tax” or “Taxes” means any and all applicable central, federal, provincial, state, local, municipal and foreign taxes, charges, levies or other assessments, including, but not limited to, income, excise, gross receipts, property, sales, use, ad valorem, transfer, franchise, profit, license, withholding, payroll, employment, severance, stamp, occupation, windfall profit, social security and unemployment or other taxes imposed by the United States or any agency or instrumentality thereof, any state, county, local or foreign government, or any agency or instrumentality thereof, together with all interest, penalties and additions imposed with respect to any such amounts and any obligations under any agreements or arrangements with any other person with respect to any such amounts.

“Third Party Claim” has the meaning set forth in Section 9.5.

“Transactions” means the transactions contemplated by this Agreement and the Divestiture Agreement.

“U.S. GAAP” means United States generally accepted accounting principles.

1.2           Usage. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. Words denoting any gender shall include all genders (including the neutral gender). Where a word is defined herein, references to the singular shall include references to the plural and vice versa. References to any statute include any rules and regulations promulgated thereunder, and references to any statute, rule or regulation are to such statute, rule or regulation as amended, modified or supplemented from time to time in accordance with applicable Law. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. The word “party” is to be deemed to refer to a party hereto. All references to “US$” and “dollars” shall be deemed to refer to United States currency unless otherwise specifically provided. All references to a day or days shall be deemed to refer to a calendar day or calendar days, as applicable, unless otherwise specifically provided.

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ARTICLE 2
SALE AND PURCHASE OF SECURITIES

2.1           Sale of Securities. Subject to the terms and upon the conditions set forth herein, at the Closing, the Sellers agrees to sell, assign, transfer and deliver to FFHL, and FFHL agrees to acquire from the Sellers, all of the issued shares of the Company, consisting of 1,000,000 shares, each share with no par value (the “Company Shares”) held by the Sellers, in exchange for the issuance of 9,500,000 newly issued Ordinary Shares (the “Purchase Price Shares”) to the Sellers. The Purchase Price Shares shall be allocated among the Sellers as set forth on Exhibit A.

2.2           Closing. Unless otherwise mutually agreed in writing between FFHL and the Sellers, the closing of the Transactions (the “Closing”) shall take place on the fifth (5th) Business Day following the satisfaction, or waiver by the Party entitled thereto, of all conditions set forth in Articles 7 and 8 (other than the conditions that are by their nature to be satisfied at the Closing, but subject to the satisfaction or waiver thereof) at the offices of Womble Bond Dickinson (US) LLP located at 1200 Nineteenth Street, N.W., Suite 500, Washington, DC 20036. The date on which the Closing actually occurs is referred to herein as the “Closing Date.”

2.3           Deliverables at Closing.

(a)           Closing Deliverables by the Sellers and the Company. At the Closing, the Sellers and the Company shall deliver to FFHL:

(i)              a copy of the register of stockholders of the Company, dated as of the Closing Date and duly certified by the Secretary of the Company, evidencing the ownership by FFHL of the Company Shares in fully paid form;

(ii)             stock powers or similar instruments of transfer in respect of the transfer of the Company Shares to FFHL, duly executed by the Sellers;

(iii)            a copy of a share certificate representing the Company Shares in the name of FFHL, duly executed on behalf of the Company, evidencing the ownership by FFHL of the Company Shares. The Sellers shall deliver the original share certificate to FFHL promptly after the Closing;

(iv)           a certificate of incumbency issued by the Secretary of the Company as of a date not earlier than three (3) Business Days before the Closing Date; and

(v)            a legal opinion from Womble Bond Dickinson (US) LLP, counsel to the Company, dated as of the Closing Date, substantially in the form of Exhibit D.

(b)           Closing Deliverables by FFHL. At the Closing, FFHL shall deliver to the Sellers:

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(i)              a copy of the register of members of FFHL, dated as of the Closing Date and duly certified by the share registrar of FFHL, evidencing the ownership by the Sellers of the Purchase Price Shares in fully paid form;

(ii)             a copy of a duly executed share certificate evidencing issuance of the Purchase Price Shares, with an original share certificate being delivered to each of the Sellers promptly after the Closing;

(iii)            a copy of the resolutions of the Special Committee approving the Transactions;

(iv)           a copy of the resolutions of the shareholders of FFHL approving the Transactions;

(v)            a copy of the Fairness Opinion;

(vi)           a certificate of incumbency issued by the registered office provider of FFHL in the Cayman Islands as of a date not earlier than three (3) Business Days before the Closing Date;

(vii)          [a resignation letter from each of the directors and executive officers of FFHL as of immediately prior to the Closing, effective as of the tenth day following the mailing of the Schedule 14(f) Filing to the stockholders of FFHL];

(viii)         a copy of the board resolutions of FFHL approving the appointment of the Seller Directors as directors of FFHL and the Seller Officers as officers of FFHL effective as of the tenth day following the mailing of the Schedule 14(f) Filing to the stockholders of FFHL;

(ix)            the register of directors and officers of FFHL, dated as of the Closing Date and duly certified by the CEO of the Company, evidencing the appointment of each of the Seller Directors as directors of FFHL and the Seller Officers as officers of FFHL; and

(x)             a legal opinion from Conyers Dill & Pearman, Cayman Islands counsel to FFHL, dated as of the Closing Date, substantially in the form of Exhibit E.

2.4           Restricted Securities. The Purchase Price Shares shall be issued pursuant to exemptions from the registration requirements of the Securities Act, and shall accordingly bear a restrictive legend as set forth in Section 5.3.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF FFHL

FFHL, on behalf of itself and its Subsidiaries, hereby represents and warrants to the Company and the Sellers, except (a) as otherwise disclosed in the corresponding section of the FFHL Disclosure Schedule (it being agreed that disclosure of any item in any section of the FFHL Disclosure Schedule shall be deemed disclosure with respect to any other section of this Agreement to which the relevance of such items is reasonably apparent on the face of such disclosure), or (b) as disclosed in FFHL’s SEC Reports filed with or furnished to the SEC prior to the date of this Agreement (excluding risk factors contained under the heading “Risk Factors,” “Forward-Looking Statements” or any disclosures of risks that are similarly predictive and forward-looking in nature), that, as of the date of this Agreement and as of the Closing Date:

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3.1           Organization, Standing and Power. FFHL is a company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands, with the requisite corporate power and authority to carry on its business as it is now being conducted and to own, operate and lease its properties and assets, and is duly qualified or licensed to do business as a foreign corporation in good standing in every other jurisdiction in which the character or location of the properties and assets owned, leased or operated by it or the conduct of its business requires such qualification or licensing, except in such jurisdictions in which the failure to be so qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a FFHL Material Adverse Effect.

3.2           Subsidiaries. Section 3.2 of the FFHL Disclosure Schedule sets forth a complete and accurate list of FFHL’s Subsidiaries and, for each of FFHL’s Subsidiaries, its name, the jurisdiction in which it is incorporated or organized, the names of its shareholders and the amount of share capital or other equity interest in such Subsidiary held by each such shareholder. Each of FFHL’s Subsidiaries (i) is a duly organized and validly existing company or other entity and, where applicable, is in good standing under the laws of the jurisdiction of its incorporation or organization; (ii) has the requisite power and authority to carry on its business as it is now being conducted and to own, operate and lease its properties and assets, and is duly qualified or licensed to do business as a foreign company in good standing in every other jurisdiction in which the character or location of the properties and assets owned, leased or operated by it or the conduct of its business requires such qualification or licensing, except in such jurisdictions in which the failure to be so qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a FFHL Material Adverse Effect. Except as set forth in Section 3.2 of the FFHL Disclosure Schedule, none of FFHL’s Subsidiaries is a participant in any joint venture, partnership or other similar arrangement or otherwise owns, controls (directly or indirectly) any share or interest in any Person.

3.3           Authorization; Enforcement. FFHL has the requisite corporate authority to enter into and to consummate the Transactions and otherwise to carry out its obligations in accordance with the terms hereof. The execution and delivery of this Agreement by FFHL and the consummation by it of the Transactions have been duly authorized by all necessary corporate action on the part of FFHL and no further corporate consent or action is required by FFHL. This Agreement has been (or upon delivery will be) duly executed by FFHL and is, or when delivered in accordance with the terms hereof, will constitute, the valid and binding obligation of FFHL enforceable against FFHL in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

3.4           No Conflicts. Except as set forth on Section 3.4 of the FFHL Disclosure Schedule, neither the execution, delivery and performance of this Agreement nor the consummation of the Transactions will: (i) violate any provision of the charter documents of FFHL; (ii) be in conflict with, or constitute a default, however defined (or an event which, with the giving of due notice or lapse of time, or both, would constitute such a default), under, or cause or permit the acceleration of the maturity of, or give rise to, any right of termination, cancellation, imposition of fees or penalties under any Contract to which FFHL is a party or by which FFHL or its assets or properties is bound; (iii) result in the creation or imposition of any Lien upon any property or assets of FFHL or its Subsidiaries under any Contract to which FFHL or its Subsidiaries is a party or by which FFHL or any of its Subsidiaries, and their respective assets or properties are or may be bound,; or (iv) violate any Law applicable to FFHL or its Subsidiaries, except in the case of clause (ii), (iii) and (iv) above, for such violations, conflicts, defaults or rights which would not, individually or in the aggregate, reasonably be expected to have a FFHL Material Adverse Effect.

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3.5           Capitalization. FFHL is authorized to issue [5,000,000] Ordinary Shares. As of the date hereof, FFHL has 3,265,837 Ordinary Shares outstanding. All of the issued and outstanding shares are duly authorized, validly issued, fully paid and non-assessable and have been issued in compliance in all material respects with all applicable securities laws. Except as set forth in Section 3.5 of the FFHL Disclosure Schedule, FFHL does not have outstanding any options, script rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or has not entered into any agreement giving any Person any right to subscribe for or acquire, any Ordinary Shares, or securities or rights convertible or exchangeable into Ordinary Shares. Except for customary adjustments as a result of share dividends, share splits, combinations of shares, reorganizations, recapitalizations, reclassifications or other similar events as set forth in Section 3.5 of the FFHL Disclosure Schedule, there are no anti-dilution or price adjustment provisions contained in any security issued by FFHL (or in any agreement providing rights to security holders) and the issuance and sale of the Purchase Price Shares and the consummation of the Transactions will not obligate FFHL to issue any Ordinary Shares or other securities to any Person (other than the Sellers) and will not result in a right of any holder of securities to adjust the exercise, conversion, exchange or reset price under such securities.

3.6           Consents and Approvals. Except as set forth in Section 3.6 of the FFHL Disclosure Schedule, no consent is required by any Person pursuant to any Contract to which FFHL is a party or any Governmental Authority (other than Nasdaq), in connection with the execution, delivery and performance by FFHL of this Agreement, or the consummation of the Transactions.

3.7           SEC Filings; Financial Statements.

(a)           Prior to the Closing Date, FFHL has been a “foreign private issuer” as defined in Rule 405 of Regulation C under the Securities Act and Rule 3b-4 under the Exchange Act. Since December 31, 2014, all statements, reports, schedules, forms and other documents required to have been filed by FFHL with the SEC (“SEC Reports”) under the Securities Act and the Exchange Act have been so filed and on a timely basis. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the SEC Reports complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act; and (ii) none of the SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. FFHL has a class of securities registered under the Exchange Act. FFHL’s fiscal year is December 31 and such fiscal year has been determined and approved by FFHL’s board of directors.

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(b)           The SEC Reports contain a correct and complete copy of the audited financial statements (including, in each case, any related notes thereto), on a consolidated basis, prepared in accordance with the published rules and regulations of any applicable governmental entity and with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and audited in accordance with the auditing standards of the Public Company Accounting Oversight Board (“PCAOB”) by an independent accountant registered with PCAOB. Such financial statements fairly present in all material respects the financial position of FFHL, on a consolidated basis, at the respective dates thereof and the results of its operations and cash flows for the periods indicated.

(c)           FFHL has no outstanding comments from the SEC with respect to any of the SEC Reports.

3.8           Litigation; Claims and Legal Proceedings. Except as set forth in Section 3.8 of the FFHL Disclosure Schedule, as of the date of this Agreement, (a) there are no Proceedings by any Governmental Authority or other Person pending or, to the best knowledge of the FFHL Representatives, threatened against FFHL or its Subsidiaries, and (b) there are no outstanding or unsatisfied judgments, orders, decrees or stipulations to which FFHL or its Subsidiaries is a party.

3.9           Compliance. Except as would not reasonably be expected to have a FFHL Material Adverse Effect, FFHL has complied, and is in compliance with, all Laws applicable to the operation of its business and to its employees. FFHL has not received any notification of any asserted present or past unremedied failure by FFHL to comply with any Laws, which failure is reasonably expected to have a FFHL Material Adverse Effect. FFHL has been conducting its business activities within the permitted scope of business or is otherwise operating its businesses in material compliance with all relevant Laws and Material Permits, except where the failure to comply would not, individually or in the aggregate, reasonably be expected to result in an FFHL Material Adverse Effect.

3.10         Property. FFHL does not own any property or assets (other than its equity interest in its Subsidiaries), and is not a party to any lease for property or assets.

3.11         Contracts.

(a)           Except as set forth in Section 3.11 of the FFHL Disclosure Schedule and except for the Divestiture Agreement and Contracts disclosed in or filed as exhibits to the SEC Reports, FFHL is not a party to or otherwise is bound by any of the following Contracts that will not have been fully performed or terminated on or prior to the Closing:

(i)              any Contract that would be required to be filed by FFHL pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act;

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(ii)             any joint venture contracts, strategic cooperation or partnership arrangements, or other agreements outside the ordinary course of business involving a sharing of profits, losses, costs or liabilities by FFHL with any third party of more than US$[1,000];

(iii)            any Contract for the acquisition, sale or lease (including leases in connection with financing transactions) of material properties or assets of FFHL for aggregate consideration in excess of US$[1,000], except for those or entered into in the ordinary course of business;

(iv)           any Contract involving the payment or receipt of amounts by FFHL of more than US$[1,000] annually, except for those entered into in the ordinary course of business;

(v)            any Contract relating to Indebtedness having an outstanding amount of more than US$[1,000] in the aggregate;

(vi)            any Contract that restricts the ability of FFHL to compete in any geographic area, industry or line of business;

(vii)          any Contract that contains a put, call or similar right pursuant to which FFHL could be required to purchase or sell, as applicable, any equity interests or assets of any Person of more than US$[1,000];

(viii)         any Contract that contains restrictions with respect to (A) payment of dividends or any distribution with respect to equity interests of FFHL; (B) pledging of share capital of FFHL or (C) issuance of guaranty by FFHL;

(ix)            any Contract between FFHL, on the one hand, and any Person beneficially owning five percent (5%) or more of the Ordinary Shares (or their respective Affiliates), on the other hand, other than any Contracts with respect to employment or directorship arrangement entered into the ordinary course of business; and

(x)             any other Contract that is material to FFHL.

Each such Contract described in clauses (i) to (x) above is referred to herein as a “Material FFHL Contract,” provided that neither Contracts (A) that will be fully performed or satisfied as of or prior to the Closing or (B) entered into pursuant to the Divestiture, nor the Divestiture Agreement, shall be deemed to be a Material FFHL Contract.

(b)           Except as would not reasonably be expected to have a FFHL Material Adverse Effect, (i) each Material FFHL Contract constitutes the valid and legally binding obligation of FFHL and, to the best knowledge of the FFHL Representatives, the other parties thereto, is enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception, and is in full force and effect, and (ii) neither FFHL nor, to FFHL’s knowledge, any other party thereto, is in breach or violation of, or default under, any Material Contract, and no event has occurred or not occurred through FFHL’s action or inaction or, to FFHL’s knowledge, the action or inaction of any third party, that, with or without due notice or lapse of time or both, would constitute a breach or violation of, or default under, any Material FFHL Contract.

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(c)           Except for the Divestiture Agreement, this Agreement, and Contracts set forth on Section 3.11 of the FFHL Disclosure Schedule, (i) all Contracts to which FFHL is a party to or otherwise is bound by shall either have been fully performed or terminated on or prior to the Closing, and (ii) no payment liabilities or obligations on the part of FFHL under the Contracts shall exist as of the Closing.

3.12         Labor Matters. FFHL is in compliance in all material respects with all Laws respecting labor, employment and employment practices and benefits, terms and conditions of employment and wages and hours, except where failure to be in compliance would not, either individually or in the aggregate, reasonably be expected to result in a FFHL Material Adverse Effect. There are no material disputes, employee grievances or disciplinary actions pending, or to the knowledge of FFHL, threatened against FFHL involving any of its present or former employees which would have a FFHL Material Adverse Effect. Since December 31, 2014, FFHL has, to its knowledge, substantially complied with all provisions of all applicable Law relating to employment and employment practices, terms and conditions of employment, workers compensation, wages and hours, except where the failure to so substantially comply with which would not have a FFHL Material Adverse Effect. There are no unfair labor practice complaints pending against FFHL or to the knowledge of FFHL, threatened in writing against FFHL before any Governmental Authority. There is no labor strike, dispute, slowdown or stoppage pending between FFHL and its employees, and FFHL has not experienced any work stoppage or other labor difficulty. No collective bargaining agreement is binding on FFHL. FFHL has no knowledge of any organizational efforts presently being made on behalf of any labor union with respect to employees of FFHL, and FFHL has not been requested by any group of employees to enter into any collective bargaining agreement or other agreement with any labor union or other employee organization.

3.13         Employee Benefit Plans. FFHL has no bonus, deferred compensation, incentive, severance pay, pension, profit-sharing, retirement, stock purchase, stock option or any other employee benefit plan, employee fringe benefit plan, arrangement or practice with regard to present or former employees as to which FFHL has any liability.

3.14         Intellectual Property. FFHL does not own any registered Intellectual Property Rights.

3.15         Foreign Corrupt Practices. During the past three years, neither FFHL, nor, to the knowledge of FFHL, any director, officer, agent, employee of FFHL or other Person acting on behalf of FFHL, in the course of its actions for or on behalf of FFHL, has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political parties or campaigns from corporate funds; (iii) violated or is in violation in any material respect of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

3.16         Books and Records. FFHL has made available to the Company or its representatives for their examination true and complete copies of its (i) Certificate of Incorporation and memorandum and articles of association, including all amendments thereto, and (ii) the register of members of FFHL.

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3.17         Material Changes; Undisclosed Events, Liabilities or Developments, Solvency. Since the date of the latest unaudited financial statements included within its Form 6-K filed with the SEC on June 14, 2018, except as disclosed in the SEC Reports and on Section 3.17 of the FFHL Disclosure Schedule: (i) there has been no Effect that, individually or in the aggregate, has had or that would result in a FFHL Material Adverse Effect, (ii) FFHL has not incurred any material liabilities other than (a) liabilities incurred in the ordinary course of business consistent with past practice, (b) liabilities not required to be reflected in FFHL’s financial statements pursuant to IFRS or required to be disclosed in filings made with the SEC, (c) liabilities that would not reasonably be expected to have, individually or in the aggregate, a FFHL Material Adverse Effect, and (iii) FFHL has not taken or agreed or committed to take any action (or fails to take any action) that, if taken (or if such failure to act occurs) after the date hereof without the Sellers’ prior written consent, would constitute a breach by FFHL of any provision of Section 6.6.

3.18         No General Solicitation. Neither FFHL nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D promulgated under the Securities Act) in connection with the offer or sale of the Purchase Price Shares.

3.19         Investment Company. FFHL is not, and immediately following the Closing will not have become, an “investment company” within the meaning of the Investment Company Act of 1940, as amended. Neither FFHL nor any of its Affiliates nor, any Person acting on FFHL’s behalf has, directly or indirectly, at any time within the past six months, made any offer or sale of any security or solicitation of any offer to buy any security under circumstances that would require registration of the issuance of any of the Purchase Price Shares under the Securities Act. Assuming the accuracy of the representations and warranties of the Sellers set forth in Article 5, no registration under the Securities Act is required for the offer and sale of the Purchase Price Shares by FFHL to the Sellers as contemplated hereby.

3.20         Listing and Maintenance Requirements. The Ordinary Shares are listed on Nasdaq under the symbol “FFHL.” Except as set forth in Section 3.20 of the FFHL Disclosure Schedule, to the best knowledge of the FFHL Representatives FFHL is in compliance of the relevant listing requirements of Nasdaq, and FFHL has not, in the twelve (12) months preceding the date hereof, received notice (written or oral) from Nasdaq to the effect that FFHL is not in compliance with the listing or maintenance requirements of Nasdaq.

3.21         Registration Rights. FFHL has not granted or agreed to grant to any Person any rights (including “piggy-back” registration rights) to have any securities of FFHL registered with the SEC or any other Governmental Authority that have not expired or been satisfied or waived.

3.22         Transactions with Affiliates and Employees. None of the officers, directors or employees of FFHL is presently a party to any transaction with FFHL (other than for services as employees, officers or directors) that would be required to be reported on Form 20-F or Form 6-K, including any Contract providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any such officer, director or employee or, to FFHL’s knowledge, any corporation, partnership, trust or other entity in which any such officer, director, or employee has a substantial interest or is an officer, director, trustee or partner.

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3.23         Internal Accounting Controls. FFHL has maintained and maintains a system of effective internal accounting controls sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

3.24         Sarbanes-Oxley Act. FFHL is in compliance in all material respects with the requirements of the Sarbanes-Oxley Act of 2002 applicable to Foreign Private Issuers and applicable rules and regulations promulgated by the SEC thereunder, except where such noncompliance would not have, individually or in the aggregate, a FFHL Material Adverse Effect.

3.25         Reserved.

3.26         Indebtedness and Liabilities. Except as set forth in Section 3.26 of the FFHL Disclosure Schedule, to the best knowledge of the FFHL Representatives FFHL (i) does not have any outstanding Indebtedness or payment liabilities and (ii) is not in violation of any term of or is in default under any Contract relating to any Indebtedness. FFHL shall have no outstanding Indebtedness and payment liabilities as of the Closing.

3.27         Taxes.

(a)           To the best knowledge of the FFHL Representatives FFHL and its Subsidiaries have (i) duly and timely filed all tax returns, information returns and reports for all Taxes required to have been filed with respect to FFHL and its Subsidiaries, (ii) paid in full all Taxes, interest and other governmental charges which are shown to be due on such returns or reports, except those being contested in good faith (and no Tax Liens are currently in effect or proposed against any of the assets of FFHL or its Subsidiaries), and (iii) no outstanding liabilities relating to unpaid Taxes.

(b)           No examination or audit of any Tax returns of FFHL by any Government Authority is currently in progress or, to the knowledge of FFHL has been threatened. No assessment of Tax has been proposed in writing against FFHL or any of their material assets or properties. FFHL has not received any written claim from a Government Authority in a jurisdiction where FFHL does not file Tax Returns that FFHL is or may be subject to taxation by that jurisdiction. To the knowledge of FFHL, FFHL is treated as a resident for Tax purposes of, or is otherwise subject to income Tax in, a jurisdiction other than the jurisdiction in which it has been established.

(c)           FFHL has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts due, owing to or paid to any Person.

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(d)           FFHL is in compliance in all material respects with all terms, conditions and formalities necessary for the continuance of any Tax exemption, Tax holiday, Tax credit, Tax incentive, Tax refund or other Tax reduction agreement or order available under any applicable Tax Law. Each such Tax exemption, Tax holiday, Tax credit, Tax incentive, Tax refund or other Tax reduction agreement or order enjoyed by FFHL has been made or granted, in all material respects, in compliance with all applicable Laws and is expected to remain in full effect throughout the current effective period thereof after the Closing Date and FFHL has not received any notice to the contrary. FFHL is in material compliance with transfer pricing requirements in all jurisdictions in which they are required to comply with applicable transfer pricing regulations, and all material transactions between FFHL and other related Persons have been effected on an arm’s length basis. All exemptions, reductions and rebates of material Taxes granted to FFHL by a Government Authority are in full force and effect and have not been terminated. To the knowledge of FFHL, FFHL is not responsible for Taxes of any other Person by reason of contract, successor liability, operation of Law or otherwise. The Transactions are not in violation of any applicable Law regarding Tax relating to FFHL and will not result in any Tax exemption, Tax holiday, Tax credit, Tax incentive, Tax refund being revoked, cancelled or terminated or trigger any Tax liability for FFHL.

(e)           FFHL (i) has not been the subject of any examination or investigation by any Tax authority relating to the conduct of its business or the payment or withholding of Taxes that has not been resolved and (ii) is currently not the subject of any examination or investigation by any Tax authority relating to the conduct of its business or the payment or withholding of Taxes, including but not limited to Tax liabilities under “Notice on Strengthening the Administration of Enterprise Income Tax on Income from the Transfer of Shares by Nonresident Enterprise” (Guoshuihan [2009] Circular No. 698) (“Circular 698”) and other PRC rules on indirect transfer of assets by nonresident enterprises.

3.28         Valid Issuance. The Purchase Price Shares, when issued and sold to the Sellers in accordance with this Agreement and the requirements of the articles of association and when the Sellers are entered into FFHL ’s Register of Members as the holder of the Purchase Price Shares, will be validly issued, fully paid and non-assessable and not subject to any preemptive or similar rights.

3.29         Not a Shell Company. Without giving effect to the Divestiture, FFHL is not a “shell company” within the meaning of Rule 12b-2 of the Exchange Act.

3.30         No Brokers or Finders. No broker, finder or investment banker [(other than [_])] is entitled to any brokerage, finder’s or other fee or commission in connection with any of the Transactions based upon arrangements made by or on behalf of FFHL.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES
WITH RESPECT TO THE Company

The Company and the Sellers, jointly and severally, hereby represent and warrant to FFHL, that, except as otherwise disclosed in the corresponding section of the Company Disclosure Schedule (it being agreed that disclosure of any item in any section of the Company Disclosure Schedule shall be deemed disclosure with respect to any other section of this Agreement to which the relevance of such items is reasonably apparent on the face of such disclosure), as of the date of this Agreement and as of the Closing Date:

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4.1           Organization, Standing and Power. The Company is a company duly organized, validly existing and in good standing under the laws of the state of California with the requisite corporate power and authority to carry on its business as it is now being conducted and to own, operate and lease its properties and assets, and is duly qualified or licensed to do business as a foreign company in good standing in every other jurisdiction in which the character or location of the properties and assets owned, leased or operated by it or the conduct of its business requires such qualification or licensing, except in such jurisdictions in which the failure to be so qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.2           Subsidiaries. Section 4.2(a) of the Company Disclosure Schedule sets forth a complete and accurate list of the Company’s Subsidiaries and, for each of the Company’s Subsidiaries, its name, the jurisdiction in which it is incorporated or organized, the names of its shareholders and the amount of share capital or other equity interest in such Subsidiary held by each such shareholder. Each of the Company’s Subsidiaries (i) is a duly organized and validly existing company or other entity and, where applicable, is in good standing under the laws of the jurisdiction of its incorporation or organization; (ii) has the requisite corporate power and authority to carry on its business as it is now being conducted and to own, operate and lease its properties and assets, and is duly qualified or licensed to do business as a foreign company in good standing in every other jurisdiction in which the character or location of the properties and assets owned, leased or operated by it or the conduct of its business requires such qualification or licensing, except in such jurisdictions in which the failure to be so qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as set forth in Section 4.2(a) of the Company Disclosure Schedule, none of the Company’s Subsidiaries is a participant in any joint venture, partnership or other similar arrangement, or otherwise owns or controls (directly or indirectly) any share or interest in any Person.

4.3           Authorization; Enforcement. The Company has the requisite corporate authority to enter into and to consummate the Transactions and otherwise to carry out its obligations in accordance with the terms hereof. The execution and delivery of this Agreement by the Company and the consummation by it of the Transactions have been duly authorized by all necessary corporate action on the part of the Company and no further consent or action is required by the Company, its board of directors or its shareholders. This Agreement has been (or upon delivery will be) duly executed by the Company and constitutes, or when delivered in accordance with the terms hereof, will constitute, the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception.

4.4           No Conflicts. Neither the execution, delivery and performance of this Agreement nor the consummation of the Transactions will: (i) violate any provision of the charter documents of the Company; (ii) be in conflict with, or constitute a default, however defined (or an event which, with the giving of due notice or lapse of time, or both, would constitute such a default), under, or cause or permit the acceleration of the maturity of, or give rise to, any right of termination, cancellation, imposition of fees or penalties under, any Contract to which the Company is a party or by which the Company or any of its respective properties or assets is or may be bound; (iii) result in the creation or imposition of any Lien upon any property or assets of the Company under any Contract to which the Company is a party or by which the Company or any of its respective assets or properties is or may be bound; or (iv) violate any Law applicable to the Company, except in the case of clause (ii), (iii) and (iv) above, for such violations, conflicts, defaults or rights which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

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4.5           Capitalization. The Company is authorized to issue 1,000,000 shares of a single class, each with no par value, all of which have been issued to the Sellers. Except as contemplated by this Agreement, the Company does not have outstanding any options, script rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or has not entered into any agreement giving any Person any right to subscribe for or acquire, any securities of the Company.

4.6           Consents and Approvals. No consent is required by any Person, including any Governmental Authority, in connection with the execution, delivery and performance by the Company of this Agreement, or the consummation of the Transactions.

4.7           Financial Statements, No Other Liabilities.

(a)           The Company has provided to FFHL a correct and complete copy of the audited consolidated annual financial statements of the Company as of December 31, 2017 for the fiscal year then ended and the unaudited interim financial statements of the Company as of [September 30], 2018 for the fiscal quarter then ended (together, the “Financial Statements”). The Financial Statements (i) have been prepared in accordance with the books and records of the Company, (ii) present fairly the financial condition and results of operations of the Company on a consolidated basis as of the dates thereof and for the periods covered thereby, and (iii) have been prepared in accordance with U.S. GAAP applied on a consistent basis.

(b)           There are no liabilities of the Company, other than liabilities (i) reflected or reserved against in the Financial Statements, or (ii) incurred since [September 30], 2018 in the ordinary course of business consistent with past practice and which do not have and are not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)           Since [September 30], 2018, the business of the Company has been conducted in the ordinary course consistent with past practice and there has not been any Effect that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)           From [September], 2018 until the date of this Agreement, except as set forth on Section 4.6(d) of the Company Disclosure Schedule, the Company has not taken or agreed or committed to take any action (or failed to take any action) that, if taken (or if failed to be taken) after the date hereof without FFHL’s prior written consent, would constitute a breach by the Sellers or the Company of any provision of Section 6.7.

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4.8           Litigation; Claims and Legal Proceedings. Except as set forth on Section 4.8 of the Company Disclosure Schedule, there are no Proceedings pending or, to the knowledge of the Sellers and the Company, threatened, against the Company before or by any Governmental Authority or other Person. There are no outstanding or unsatisfied judgments, orders, decrees or stipulations to which the Company is a party which involve the Transactions.

4.9           Licenses, Permits, Authorizations, Etc. The Company possesses all the Material Permits necessary to conduct its businesses as presently conducted, except where the failure to possess such permits would not, individually, or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. The Company has not received any notification of any failure by it to have obtained or complied with any Material Permits or any written notice relating to the revocation or modification of any Material Permits. The Company has been conducting its business activities within the permitted scope of business or is otherwise operating its businesses in material compliance with all relevant Laws and Material Permits, except where the failure to so conduct or operate its business would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. The Company has no reason to believe that any Material Permit required for the conduct of any part of its business which is subject to periodic renewal will not be granted or renewed by the relevant Government Authority.

4.10         Compliance. The Company has complied, and is in compliance, with all Laws applicable to the operation of its business, to its employees, or to its assets or equity in all material respects. The Company has not received any notification of any asserted present or past unremedied failure by the Company to comply with any of such Laws in any material respect.

4.11         Taxes.

(a)           The Company has (i) duly and timely filed all tax returns, information returns and reports for all Taxes required to have been filed with respect to the Company and (ii) paid in full all Taxes, interest and other governmental charges which are shown to be due on such returns or reports, except those being contested in good faith, and no Tax Liens are currently in effect or proposed against any of the assets of the Company.

(b)           No examination or audit of any Tax returns of the Company by any Government Authority is currently in progress or, to the knowledge of the Company and the Sellers, has been threatened. No assessment of Tax has been proposed in writing against the Company or any of its material assets or properties. The Company has not received any written claim from a Government Authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction. To the knowledge of the Company and the Sellers, the Company is not treated as a resident for Tax purposes of, or is otherwise subject to income Tax in, a jurisdiction other than the jurisdiction in which it has been established.

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(c)          The Company has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts due, owing to or paid to any Person.

(d)          The Company is in compliance in all material respects with all terms, conditions and formalities necessary for the continuance of any Tax exemption, Tax holiday, Tax credit, Tax incentive, Tax refund or other Tax reduction agreement or order available under any applicable Tax Law. Each such Tax exemption, Tax holiday, Tax credit, Tax incentive, Tax refund or other Tax reduction agreement or order enjoyed by the Company has been made or granted, in all material respects, in compliance with all applicable Laws and is expected to remain in full effect throughout the current effective period thereof after the Closing Date and the Company has not received any notice to the contrary. The Company is in material compliance with transfer pricing requirements in all jurisdictions in which it is required to comply with applicable transfer pricing regulations, and all material transactions between the Company and other related Persons have been effected on an arm’s length basis. All exemptions, reductions and rebates of material Taxes granted to the Company by a Government Authority are in full force and effect and have not been terminated. To the knowledge of the Company and the Sellers, the Company is not responsible for Taxes of any other Person by reason of contract, successor liability, operation of Law or otherwise. The Transactions do not violate any applicable Law regarding Tax relating to the Company, and will not result in any Tax exemption, Tax holiday, Tax credit, Tax incentive, Tax refund being revoked, cancelled or terminated or trigger any Tax liability for the Company.

(e)           The Company has not been the subject of any examination or investigation by any Tax authority relating to the conduct of its business or the payment or withholding of Taxes that has not been resolved or is currently the subject of any examination or investigation by any Tax authority relating to the conduct of its business or the payment or withholding of Taxes.

4.12         Property. The Company does not own any real property. The Company has good and marketable title in all personal property owned by it that is material to the business of the Company, in each case free and clear of all Liens, except for Liens that do not, individually or in the aggregate, have or result in a Company Material Adverse Effect. Any real property and facilities held under lease by the Company are held by it under valid, subsisting and enforceable leases of which the Company is in material compliance.

4.13         Contracts.

(a)           True and complete copies (including amendments, modifications and waivers thereto) of the following Contracts to which the Company is a party or by which it is bound (each, a “Material Company Contract”) have been provided to FFHL prior to the date hereof:

(i)              any Contract granting a right of first refusal, first offer or first negotiation, other than in the ordinary course of business;

(ii)             any joint venture contracts, strategic cooperation or partnership arrangements, or other agreements outside the ordinary course of business involving a sharing of profits, losses, costs or liabilities by the Company with any third party of more than US$[100,000];

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(iii)            any Contract for the acquisition, sale or lease (including leases in connection with financing transactions) of material properties or assets of the Company entered into since January 1, 2017, for aggregate consideration in excess of US$[100,000], except for those entered into in the ordinary course of business;.

(iv)           any Contract involving the payment or receipt of amounts by the Company of more than US$[100,000] annually, except for those entered into in the ordinary course of business,

(v)            any Contract relating to Indebtedness having an outstanding amount of more than US$[100,000] in the aggregate;

(vi)           any non-competition Contract or other Contract that restricts the ability of the Company to compete in any geographic area, industry or line of business;

(vii)          any Contract that contains a put, call or similar right pursuant to which the Company could be required to purchase or sell, as applicable, any equity interests or assets of any Person of more than US$[100,000];

(viii)         any Contract that contains restrictions with respect to (A) payment of dividends or any distribution with respect to equity interests of the Company; (B) pledging of share capital of the Company or (C) issuance of a guaranty by the Company;

(ix)            any Contract between the Company, on the one hand, and any Person beneficially owning five percent (5%) or more of the share capital of the Company, or any director or officer (or their respective Affiliates) of the Company, on the other hand, other than any Contracts with respect to employment or directorship arrangement entered into the ordinary course of business;

(x)             any license, covenant not to sue, royalty or any Contract that materially limits the right to use, enforce, or register any Intellectual Property Rights;

(xi)            any Contract that contains a “change of control” or similar provisions that is material to the business of the Company;

(xii)           any Contract the termination, expiration or non-renewal of which would be reasonably likely to have a Company Material Adverse Effect;

(xiii)          any Contract providing for any earn-out payment payable by the Company to any third party after the date hereof;

(xiv)          any other Contract that is material to the business of the Company.

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(b)           Each Material Company Contract constitutes the valid and legally binding obligation of the Company and, to the Company’s and the Sellers’ knowledge, the other parties thereto, is enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception, and is in full force and effect, and (ii) neither the Company, and to the Company’s and the Sellers’ knowledge, any other party thereto, is in material breach or violation of, or material default under, any Material Company Contract, and no event has occurred (or will occur as a result of the execution, delivery and performance of this Agreement) or not occurred through the Company’s action or inaction or, to the Company’s and the Sellers’ knowledge, the action or inaction of any third party, that, with or without due notice or lapse of time or both, would constitute a material breach or violation of, or material default under, any Material Company Contract.

4.14         Labor Matters. The Company are in compliance in all material respects with all Laws respecting labor, employment and employment practices and benefits, terms and conditions of employment and wages and hours. There are no material disputes, employee grievances or disciplinary actions pending or to the knowledge of the Company threatened or involving the Company or any of its present or former employees. The Company has complied, in all material respects, with all provisions of all applicable Law relating to employment and employment practices, terms and conditions of employment, workers compensation, wages and hours. There are no unfair labor practice complaints pending against the Company, or to the knowledge of the Company and the Sellers, threatened in writing against the Company before any Governmental Authority. There is no labor strike, dispute, slowdown or stoppage pending between the Company and any of their employees, and the Company has not experienced any work stoppage or other labor difficulty. No collective bargaining agreement is binding on the Company. The Company has no knowledge of any organizational efforts presently being made on behalf of any labor union with respect to employees of the Company, and the Company has not been requested by any group of employees or others to enter into any collective bargaining agreement or other agreement with any labor union or other employee organization.

4.15         Employee Benefit Plans. Except as set forth in Section 4.15 of the Company Disclosure Schedule, the Company has no bonus, deferred compensation, incentive, severance pay, pension, profit-sharing, retirement, stock purchase, stock option or any other employee benefit plan, employee fringe benefit plan, arrangement or practice with regard to present or former employees to which the Company has any liability.

4.16         Intellectual Property.

(a)           Except as set forth in Section 4.16(a) of the Company Disclosure Schedule, the Company does not own any registered Intellectual Property Rights.

(b)           The Company (i) exclusively owns, free and clear of all Liens, all of its Intellectual Property Rights and (ii) has a valid right or license to use all other Intellectual Property Rights, in each case used in its business as now conducted and necessary or appropriate for its business as proposed to be conducted and without any conflict with or infringement of the rights of others. Except as disclosed in Section 4.16(b) of the Company Disclosure Schedule, there are no outstanding options, licenses, agreements or rights of any kind granted by the Company relating to any Intellectual Property Rights currently owned or used or proposed to be used by the Company, nor is the Company bound by or a party to any options, licenses, agreements or rights of any kind with respect to the Intellectual Property Rights of any other Person, except, in either case, for standard end-user agreements with respect to commercially readily available intellectual property such as “off the shelf” computer software or non-exclusive licenses granted by the Company to clients and customers in the ordinary course of business.

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(c)           None of the use, reproduction, modification, distribution, or licensing of any Intellectual Property Rights by (and the operation of its business by) the Company infringes, misappropriates or violates any applicable Law or any Intellectual Property Rights of any third party. The Company has not received any communications alleging that it has violated or, by conducting its business as proposed, would violate any Intellectual Property Rights of any other Person (including “cease and desist” letters or invitations to take a patent license), nor, to the knowledge of the Company, is there any reasonable basis therefor.

(d)           The Company has taken all reasonable steps and measures to establish and preserve ownership of, or legally sufficient right to, all Intellectual Property Rights material to its business; and the Company has taken all reasonable steps to register, protect, maintain, and safeguard the Intellectual Property Rights material to its business. To the knowledge of the Company, there is no infringement, misappropriation or other violation by any other Person of any Intellectual Property Rights of the Company.

(e)           No former or current employee, and no former or current consultant, of the Company has any rights in the Company’s Intellectual Property Rights. Each current and former employee employed, or current and former consultant engaged, by the Company as of the Closing has executed a confidential information, invention assignment, non-compete and non-solicitation agreement in a form which has been provided to FFHL. To the knowledge of the Company, none of the officers, employees, or consultants, currently or previously employed or otherwise engaged by the Company, is in violation thereof.

4.17         Reserved.

4.18         Books and Records. The Company has furnished to FFHL or its representatives for their examination true and complete copies of (i) the Certificate of Incorporation (ii) the minute books, and (iv) the stock register book, of the Company.

4.19         Insider Interests. Except as set forth in Section 4.19 of the Company Disclosure Schedule, neither the Sellers nor any of the Company' officers and directors, nor their respective Affiliates, has any interest (other than as a stockholder of the Company) in (i) any property, real or personal, tangible or intangible, used in or directly pertaining to the business of the Company, (ii) any Contract with or relating to the Company or its present or prospective business or its operations, except for employment agreements, if any; or (iii) any Person with which the Company has a business relationship or which competes with the Company.

4.20         No Brokers or Finders. Except as set forth in Section 4.20 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with any of the Transactions based upon arrangements made by or on behalf of the Company or the Sellers.

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ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF THE SELLERs

Each of the Sellers, on their own behalf and not on behalf of any other Seller, hereby represents and warrants to FFHL that, as of the date of this Agreement and as of the Closing Date:

5.1           Power and Authority, Validity, No Conflicts. To the extent that a Seller is not a natural person, such Seller is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted. Such Seller has all the requisite power and authority to enter into and to carry out all of the terms of this Agreement and all other documents executed and delivered by such Seller in connection herewith. All action on the part of such Seller necessary for the authorization, execution, delivery and performance of this Agreement by such Seller has been taken and no further authorization on the part of such Seller is required to consummate the transactions provided for in this Agreement. When executed and delivered by such Seller, this Agreement shall constitute the valid and legally binding obligation of such Seller enforceable in accordance with their respective terms, subject to the Bankruptcy and Equity Exception. Neither the execution, delivery and performance of this Agreement, nor the consummation of the Transactions, will: (i) violate any provision of the charter documents of such Seller; (ii) be in conflict with, or constitute a default, however defined (or an event which, with the giving of due notice or lapse of time, or both, would constitute such a default), under, or cause or permit the acceleration of the maturity of, or give rise to, any right of termination, cancellation, imposition of fees or penalties under, any Contract to which such Seller is a party or by which such Seller or any of its respective properties or assets is or may be bound; (iii) result in the creation or imposition of any encumbrance upon any property or assets of such Seller under any Contract to which such Seller is a party or by which such Seller or any of its respective assets or properties is or may be bound; or (iv) violate any Law.

5.2           Ownership of and Title to Securities. Such Seller has good and marketable title to the Company Shares owned by them, free and clear of all Liens. Such Seller has the power to sell, transfer, assign and deliver the Company Shares owned by them as provided in this Agreement and, upon transfer and delivery of the Company Shares to FFHL and payment therefor in accordance with this Agreement and entry of the name of FFHL as the holder of the Company Shares in the register of members of the Company, such transfer and delivery will convey to FFHL good and marketable title to such Company Shares, free and clear of all Liens. Each Company Share is duly authorized, validly issued, fully paid and non-assessable.

5.3           Securities Laws Compliance. Such Seller is aware that the offer or sale of the Purchase Price Shares to the Sellers has not been registered under the Securities Act, or under any state securities law. Such Seller understands that the Purchase Price Shares will be characterized as “restricted securities” under United States federal and state securities laws and that under such laws and applicable regulations such securities may be resold without registration under the Securities Act only in certain limited circumstances. Such Seller agrees that such Seller will not sell all or any portion of the Purchase Price Shares except pursuant to registration under the Securities Act or pursuant to an available exemption from registration under the Securities Act. Such Seller understands that each certificate for the shares of Purchase Price Shares issued to such Seller or to any subsequent transferee shall be stamped or otherwise imprinted with the legend set forth below summarizing the restrictions described in this Section 5.3 and that FFHL shall refuse to transfer the Purchase Price Shares except in accordance with such restrictions:

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THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAWS AND NEITHER SUCH SECURITIES NOR ANY INTEREST THEREIN MAY BE OFFERED, SOLD, PLEDGED, ASSIGNED OR OTHERWISE TRANSFERRED EXCEPT (1) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR (2) PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, IN WHICH CASE THE HOLDER MUST, PRIOR TO SUCH TRANSFER, FURNISH TO THE COMPANY AN OPINION OF COUNSEL, WHICH COUNSEL AND OPINION ARE REASONABLY SATISFACTORY TO THE COMPANY, THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED, ASSIGNED OR OTHERWISE TRANSFERRED IN THE MANNER CONTEMPLATED PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. ANY ATTEMPT TO TRANSFER OR SELL SUCH SECURITY IN VIOLATION OF THESE RESTRICTIONS SHALL BE VOID.

5.4           No Registration. Such Seller understands that FFHL is under no obligation to register the Purchase Price Shares under the Securities Act, or to assist the Sellers in complying with the Securities Act or the securities laws of any state of the United States or of any foreign jurisdiction.

5.5           Investment Intent. Such Seller is acquiring the Purchase Price Shares pursuant to this Agreement for its own account for investment purpose only and not with a view to the public resale or distribution thereof. Such Seller does not have any direct or indirect arrangement or understanding with any other persons to distribute, or regarding the distribution of, the Purchase Price Shares in violation of the Securities Act or any other applicable state securities law.

5.6           No Public Solicitation. Such Seller is acquiring the Purchase Price Shares after private negotiation and has not been attracted to the acquisition of such shares by any general solicitation or directed selling efforts, including press release, advertising or publication. Such Seller was not otherwise identified or contacted through the marketing of the Purchase Price Shares.

5.7           Access to Information. Such Seller acknowledges having received and reviewed the reports filed with and furnished to the SEC by FFHL and acknowledges that any information contained therein is deemed disclosed by FFHL for purposes of the FFHL Disclosure Schedule as well as any other disclosures required hereunder.

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5.8           Investor Solicitation and Ability to Bear Risk to Loss. Such Seller acknowledges that it is able to protect its interests in connection with the acquisition of the Purchase Price Shares and can bear the economic risk of investment in such securities without producing a material adverse change in such Seller’s financial condition. Such Seller otherwise has such knowledge and experience in financial or business matters such that such Seller is capable of evaluating the merits and risks of the investment in the Purchase Price Shares.

5.9           Investment Representations. Such Seller understands that the Purchase Price Shares are being offered and sold to it in reliance on an exemption from the registration requirements of United States federal and state securities laws under Regulation D and/or Regulation S promulgated under the Securities Act, and that FFHL is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings of such Seller set forth herein in order to determine the applicability of such exemptions and the suitability of each such Seller to acquire the Purchase Price Shares. In connection therewith, each such Seller represents and warrants that:

(a)           Such Seller is at the time of the offer, the origination of this Agreement, and the execution and delivery of this Agreement, outside and domiciled outside the United States and/or is an “accredited investor” (as such term is defined in Rule 501(a) of Regulation D promulgated by the SEC under the Securities Act). Such Seller is not a U.S. Person (as defined under Regulation S) or an affiliate (as defined in Rule 501(b) under the Securities Act) of FFHL. Such Seller is not acquiring the Purchase Price Shares for the account or benefit of a U.S. Person. The Transactions have not been pre-arranged with a buyer located in the United States or with a U.S. Person, and are not part of a plan or scheme to evade the registration requirements of the Securities Act.

(b)          Neither such Seller nor any Affiliate of such Seller, nor any person acting on behalf of such Seller or on behalf of any such Affiliate, has engaged or will engage in any activity undertaken for the purpose of, or that reasonably could be expected to have the effect of, conditioning the markets in the United States, its territories or possessions, for the Purchase Price Shares, including, but not limited to, effecting any sale or short sale of securities or any other Directed Selling Efforts (as defined under Regulation S), except pursuant to the Securities Act.

ARTICLE 6
COVENANTS OF THE PARTIES

6.1           Full Access. Through the period prior to the Closing, each Party will afford to the other and its directors, officers, employees, counsel, accountants, investment advisors and other authorized representatives and agents, reasonable access to the facilities, properties, books and records of such Party that the other may reasonably request. Each Party will furnish such additional financial and operating data and other information as the other Party will, from time to time, reasonably request; provided, however, that any such investigation will not affect or otherwise diminish or obviate, in any respect, any of the representations and warranties of the disclosing Party. Notwithstanding the foregoing, no Party shall be required to provide access to or disclose any information if such access or disclosure would jeopardize any attorney-client privilege of such Party or any of its Subsidiaries. Any investigation pursuant to this Section 6.1 shall be conducted in such manner so as not to interfere unreasonably with the conduct of the business of any Party or its Subsidiaries.

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6.2           Confidentiality. Each of the Parties, Fuwei BVI and Shandong Fuwei hereto agrees that it will not use, or permit the use of, any of the information relating to any other party hereto furnished to it in connection with the Transactions (the “Information”) in a manner or for a purpose other than in connection with the Transactions, and that they will not disclose, divulge, provide or make accessible, or permit the disclosure of, any of the Information to any person or entity, other than their respective directors, officers, employees, investment advisors, accountants, counsel and other authorized representatives and agents for purpose of negotiating and implementing the Transactions, except (i) as may be required by judicial or administrative process or, in the opinion of such party’s counsel, by other requirements of Law, and (ii) for communications, disclosures, and filings with (A) any U.S. or foreign securities exchange, including Nasdaq, and (B) any U.S. or foreign securities regulator, including the SEC; provided, however, that prior to any disclosure of any Information permitted hereunder, the disclosing party will first seek to obtain the recipients’ undertaking to comply with the provisions of this Section 6.2 with respect to such Information. The term “Information” as used herein will not include any information relating to a party that the party disclosing such information can show: (i) to have been in its possession prior to its receipt from another party hereto without breach of any other confidentiality agreement; (ii) to be generally available to the public through no fault of the disclosing party; (iii) to have been available to the public at the time of its receipt by the disclosing party without breach of any confidentiality agreement; (iv) to have been received separately by the disclosing party in an unrestricted manner from a person entitled to disclose such information; or (v) to have been developed independently by the disclosing party without regard to any information received in connection with the Transactions. If this Agreement is terminated pursuant to Article 10 hereof, each party hereto also agrees, promptly following the written request of any other party, to destroy, or, at its own election, promptly return to the party from whom it originally received such Information all original and duplicate copies of written materials containing Information, provided that each party may retain copies of any Information in accordance with policies and procedures implemented by such persons in order to comply with applicable Law and will not be required to destroy electronic versions of any Information to the extent such destruction is not reasonably practical.

6.3           Further Assurances; Cooperation; Notification.

(a)          Each Party hereto will, before, at and after Closing, execute and deliver such instruments and take such other actions as the other Party or Parties, as the case may be, may reasonably require in order to carry out the intent of this Agreement. Without limiting the generality of the foregoing, at any time after the Closing, at the reasonable request of any Party and without further consideration, the Party that is the subject of the request will execute and deliver such instruments of sale, transfer, conveyance, assignment and confirmation and take such action as the requesting Party may reasonably deem necessary or desirable in order to more effectively consummate the Transactions.

(b)          At all times from the date hereof until the Closing, the Sellers and the Company, on the one hand, and FFHL, on the other hand, will promptly notify the other in writing of the occurrence of any event that is reasonably expected to cause the failure of any condition to the other Party’s obligation to consummate the Closing to be satisfied.

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6.4           Satisfaction of Conditions Precedent. Each Party will use commercially reasonable efforts to satisfy or cause to be satisfied all the conditions precedent that are applicable to it, and to cause the Transactions to be consummated, and, without limiting the generality of the foregoing, to obtain all material consents and authorizations of third parties and to make filings with, and give all notices to, third parties that may be necessary or reasonably required on its part in order to effect the Transactions.

6.5           [Lock-up. Each Seller agrees that it will not, during the period commencing on the date hereof and ending six (6) months after the Closing Date, (a) offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any of the Purchase Price Shares or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Purchase Price Shares.]

6.6           Conduct of Business by FFHL. Between the date hereof and the Closing, except (x) as required by applicable Law, (y) as otherwise required by this Agreement or the Divestiture Agreement or (z) with the prior written consent of the Sellers, FFHL shall conduct its business in the ordinary course and consistent with past practice and not to take any of the following actions, provided, however, FFHL shall not be deemed to be in breach of any of the covenants in this Section 6.6 (other than the covenant in subsection (h) below) if the matter giving rise to such breach relates solely to actions relating to FFHL’s Subsidiaries or the capital stock of any of FFHL’s Subsidiaries (except with respect to sub-section(h)).

(a)           amend or otherwise modify or change its memorandum and articles of association or other organizational documents in a manner adverse to the Sellers;

(b)           adopt or implement a plan of complete or partial liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization of FFHL;

(c)           issue, sell, pledge, dispose of, grant, encumber, or authorize the issuance, sale, license, pledge, disposition, grant or encumbrance of, any shares of any class of share capital or other ownership interest of FFHL, or any options, warrants, convertible securities or other rights of any kind to acquire any such shares or any other ownership interest (including any phantom interest) of FFHL, other than the grant of options and other awards pursuant to employee or director stock award or incentive compensation or similar plans, or in connection with employment offers in the ordinary course of business;

(d)          (A) sell, pledge or dispose of, (B) grant a Lien on or permit a Lien to exist on, or (C) authorize the sale, pledge or disposition of, or granting or placing of a Lien on, any material assets of FFHL, except in the ordinary course of business and in a manner consistent with past practice;

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(e)           declare, set aside, make or pay any dividend or other distribution, payable in cash, share, property or otherwise, with respect to any of its share capital;

(f)            adjust, reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock, except (A) the withholding of its securities to satisfy any applicable tax obligations with respect to share incentive awards issued by FFHL, (B) the acquisition by FFHL of its securities in connection with the forfeiture of share incentive awards issued by FFHL, (C) the acquisition by FFHL of its securities in connection with the net exercise of share incentive awards issued by FFHL in accordance with the terms thereof, or (D) any reverse stock split for purpose of complying with Nasdaq’s minimum price rules (in which case the number of Purchase Price Shares shall be proportionally adjusted);

(g)          (A) acquire (including by merger, consolidation or acquisition of share or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or any material amount of assets; (B) incur any Indebtedness or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person, or make any loans or advances or capital contribution to, or investment in, any Person, except for Indebtedness incurred in the ordinary course of business; (C) authorize, or make any commitment with respect to, any single capital expenditure which is in excess of US$[60,000] or capital expenditures which are, in the aggregate, in excess of US$[120,000] for FFHL; or (D) enter into or amend in any material respect any Contract with respect to any matter set forth in this Section 6.6(g);

(h)          create any new Subsidiary;

(i)            make any material changes with respect to accounting policies or procedures materially affecting the reported consolidated assets, liabilities or results of operations of FFHL, except as required by changes in applicable generally accepted accounting principles or Law;

(j)            waive the benefits of, or agree to modify, in a manner adverse to FFHL in any material respect, any confidentiality, standstill or similar agreement to which FFHL is a party;

(k)           settle any Proceeding that would result in an obligation of FFHL in excess of US$[60,000] or in respect of any claim of FFHL in excess of US$[60,000];

(l)            amend or modify, in any material respect, any Material Contract or enter into any new agreement that would have been a Material Contract had it been in effect as of the date hereof, other than in the ordinary course of business consistent with past practice, or amend, waive, modify or consent to the termination of FFHL’s material rights thereunder, other than in the ordinary course of business and consistent with past practice;

(m)          make or change any material Tax election, materially amend any Tax return (except as required by applicable Law), enter into any material closing agreement with respect to Taxes, surrender any right to claim a material refund of Taxes, settle or finally resolve any material controversy with respect to Taxes or materially change any method of Tax accounting;

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(n)           except as required pursuant to existing written plans or Contracts in effect as of the date hereof, or as otherwise required by applicable Law, or as expressly permitted or required pursuant to this Agreement, or as carried out in the ordinary course of business consistent with past practice, (i) enter into any new employment or compensatory agreements (including the renewal of any consulting agreement) with any officer or director of FFHL; (ii) grant or provide any severance or termination payments or benefits to service providers collectively in excess of US$[60,000] in the aggregate, (iii) increase the compensation, bonus , or pension, welfare, severance or other benefits of, pay any bonus to, or make any new equity awards to the officers, directors or employees of FFHL exceeding US$[60,000] in the aggregate, (iii) establish, adopt, amend in any material respect or terminate any employee benefits plans (except as required by Law) or amend the terms of any outstanding equity-based awards, or (iv) forgive any loans to directors, officers or employees of FFHL;

(o)          take actions designed to, or reasonably likely to have the effect of, delisting the Ordinary Shares from Nasdaq; or

(p)          enter into any agreement or otherwise make a commitment to do any of the foregoing.

Nothing contained in this Section 6.6 will give the Sellers, directly or indirectly, rights to control or direct the Company’s operation, except as expressly provided hereunder.

6.7           Conduct of Business by the Company. Between the date hereof and the Closing, except (x) as required by applicable Law, (y) as otherwise required by this Agreement or (z) with the prior written consent of the FFHL, the Company shall conduct its business in the ordinary course and consistent with past practice and not to take any of the following actions:

(a)           amend or otherwise change its memorandum and articles of association or other equivalent organizational documents;

(b)           adopt a plan of complete or partial liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization of the Company;

(c)           alter, through merger, liquidation, reorganization, or restructuring, the Company;

(d)           issue, sell, pledge, dispose of, grant, encumber, or authorize the issuance, sale, license, pledge, disposition, grant or encumbrance of, any shares of any class of share capital or other ownership interest of the Company, or any options, warrants, convertible securities or other rights of any kind to acquire any such shares or any other ownership interest (including any phantom interest) of the Company;

(e)           (A) sell, pledge or dispose of, (B) grant a Lien on or permit a Lien to exist on, or (C) authorize the sale, pledge or disposition of, or granting or placing of a Lien on, any material assets of the Company, except in the ordinary course of business and in a manner consistent with past practice;

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(f)            declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its share capital;

(g)           adjust, reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its share capital;

(h)           (A) acquire (including by merger, consolidation or acquisition of shares or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or any material amount of assets; (B) incur any Indebtedness or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person, or make any loans or advances or capital contribution to, or investment in, any Person, except for Indebtedness incurred in the ordinary course of business; (C) authorize, or make any commitment with respect to, any single capital expenditure which is in excess of US$[100,000]; or (D) enter into or amend in any material respect any Contract with respect to any matter set forth in this Section 6.7(g);

(i)            create any new Subsidiary;

(j)            make any material changes with respect to accounting policies or procedures materially affecting the reported consolidated assets, liabilities or results of operations of the Company, except as required by changes in applicable generally accepted accounting principles or Law;

(k)           waive the benefits of, or agree to modify, in a manner adverse to the Company in any material respect, any confidentiality, standstill or similar agreement to which the Company is a party;

(l)            settle any Proceeding that would result in an obligation of the Company in excess of US$[100,000] or in respect of any claim of the Company in excess of US$[100,000];

(m)          amend or modify in any material respect, or consent to the termination of, any Material Contract, enter into any new agreement that would have been a Material Contract had it been in effect as of the date hereof, or amend, waive, modify or consent to the termination of the Company’s material rights thereunder, other than in the ordinary course of business and consistent with past practice;

(n)          make or change any material Tax election, materially amend any Tax return (except as required by applicable Law), enter into any material closing agreement with respect to Taxes, surrender any right to claim a material refund of Taxes, settle or finally resolve any material controversy with respect to Taxes or materially change any method of Tax accounting;

(o)           except in the ordinary course of business consistent with past practice, (i) abandon, disclaim, dedicate to the public, sell, assign or grant any security interest in (other than licenses), to or under any material Intellectual Property Rights of the Company, including failing to perform or cause to be performed all applicable filings, recordings and other acts, or to pay or cause to be paid all required fees and Taxes, to maintain and protect its interest in the Intellectual Property Rights of the Company; (ii) grant to any third party any license, or enter into any covenant not to sue, with respect to any Intellectual Property Rights of the Company, except non-exclusive licenses in the ordinary course of business consistent with past practice, or (iii) disclose or allow to be disclosed any material confidential Intellectual Property Rights of the Company to any Person, other than (1) to employees of the Company that are subject to a confidentiality or nondisclosure covenant protecting against further disclosure thereof or (2) under arrangements existing as of the date hereof;

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(p)           except as required pursuant to existing written plans or Contracts in effect as of the date hereof, or as otherwise required by applicable Law, or as expressly permitted or required pursuant to this Agreement, or as carried out in the ordinary course of business consistent with past practice, (i) enter into any new employment or compensatory agreements (including the renewal of any consulting agreement) with any officer or director of the Company, (ii) grant or provide any severance or termination payments or benefits to service providers collectively in excess of US$[100,000] in the aggregate, (iii) increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus to, or make any new equity awards to the officers, directors and employees of the Company collectively in excess of US$[100,000] in the aggregate, (iv) establish, adopt, amend in any material respect or terminate any employee benefits plans (except as required by Law) or amend the terms of any outstanding equity-based awards, or (vi) forgive any loans to directors, officers or employees of the Company; or

(q)           enter into any agreement or otherwise make a commitment to do any of the foregoing.

6.8           Indemnification and Insurance.

(a)           FFHL shall to the fullest extent permitted under applicable Law or its organizational documents, indemnify and hold harmless, each present and former director, officer or employee of FFHL (collectively, the “Indemnified Parties”) against any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any Proceeding (x) arising out of or pertaining to the transactions contemplated by this Agreement or (y) otherwise with respect to any acts or omissions occurring at or prior to the Closing Date, to the same extent as provided in the FFHL’s organizational documents or any applicable contract or agreement as in effect on the Closing Date, in each case for a period of five years after the Closing Date. In the event of any such Proceeding (whether arising before or after the Closing Date), (i) any counsel retained by the Indemnified Parties for any period after the Closing Date shall be reasonably satisfactory to FFHL, (ii) after the Closing Date, FFHL shall pay the reasonable fees and expenses of such counsel, promptly after statements therefor are received, provided that the Indemnified Parties shall be required to reimburse FFHL for such payments in the circumstances and to the extent required by the FFHL’s organizational documents, any applicable contract or agreement or applicable Law, and (iii) FFHL will cooperate in the defense of any such matter; provided, however, that FFHL shall not be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld. The Indemnified Parties as a group may retain only one law firm to represent them in each applicable jurisdiction with respect to any single action unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties, in which case each Indemnified Person with respect to whom such a conflict exists (or group of such Indemnified Persons who among them have no such conflict) may retain one separate law firm in each applicable jurisdiction.

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(b)          FFHL hereby agrees, to either (A) continue to maintain in effect for five years after the Closing Date FFHL’s directors’ and officers’ insurance policies and fiduciary liability insurance policies (collectively, “D&O Insurance”) in place as of the Closing Date or (B) purchase comparable D&O Insurance for such five-year period, in each case with respect to any claim related to any period of time at or prior to the Closing Date with coverage not less than the existing coverage and other terms, conditions, retentions and limits of liability that are at least as favorable as those contained in the D&O Insurance in effect as of the Closing Date; provided that in no event shall FFHL be required to expend for such policies pursuant to this sentence an aggregate premium amount in excess of [300%] of the amount per annum FFHL paid in its last full fiscal year; and provided, further, that if the aggregate premiums of such insurance coverage exceed such amount, FFHL shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Closing Date, for a cost not exceeding such amount.

(c)           Ruishang shall reimburse the cost of the D&O insurance to FFHL as well as any deductibles paid by FFHL as a result of any claims.

(d)          This Section 6.8 shall survive the consummation of the transactions contemplated by this Agreement and upon the execution hereof, is intended to benefit the Indemnified Parties, shall be binding on all successors and assigns of FFHL and shall be enforceable by the Indemnified Parties.

6.9           Tax Filings. The Parties hereby acknowledge, covenant and agree that (i) FFHL shall have no obligation to pay any Tax of any nature that is required by applicable Law (including Circular 698) to be paid by the Sellers or its Affiliates or their respective direct and indirect partners, members and shareholders arising out of the Transactions; and (ii) the Sellers agrees to bear and pay any Tax of any nature that is required by applicable Laws to be paid by them arising out of the Transactions.

6.10         [Post-Closing SEC Matters.

(a)           Within four (4) business days of the Closing Date (subject to any available extensions for the filing of pro forma financial statements of the Company and audited financial statements of the Company), FFHL shall file a report on Form 20-F with the SEC containing information about the transactions contemplated hereby (including the Divestiture) and pro forma financial statements of FFHL and the Company and audited financial statements of the Company as required by Regulation S-K under the Securities Act (the “20-F Report”). The Company and the Sellers, jointly and severally, represent and warrant that the information provided by the Company and the Sellers to be contained in the 20-F Report shall not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, and FFHL represents and warrants that the information provided by FFHL to be contained in the 20-F Report shall not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

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(b)           FFHL shall make all reasonable efforts to cause the pre-transaction officers and accountants of FFHL, at the expense of FFHL, to provide such information available to them as may be necessary or required by FFHL for the preparation of reports that FFHL is required to file after the Closing Date with the SEC to remain in compliance and current with its reporting requirements under the Exchange Act, any filings required to address and resolve matters that may relate to the period prior to the Closing Date, and any SEC comments relating thereto or any SEC inquiry thereof.]

ARTICLE 7
CONDITIONS TO THE OBLIGATIONS OF FFHL

Notwithstanding any other provision of this Agreement to the contrary, the obligation of FFHL to effect the Transactions will be subject to the satisfaction at or prior to the Closing, or waiver by FFHL, of each of the following conditions:

7.1           Representations and Warranties. (i) The representations and warranties of the Sellers contained in ARTICLE 5 of this Agreement will be true, complete and accurate in all respects as of the date when made and as of the Closing Date as though such representations and warranties were made at and as of such time, (except to the extent expressly made as of a specific date, in which case as of such date), (ii) the representations and warranties of the Company contained in Sections 4.1,错误 ! 未找到引用源。, 4.2, 4.4 and 4.20 shall be true and correct in all respects, and (iii) each of the other representations and warranties of the Company contained in Article 4 (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) shall be true and correct except where the failure of such representations and warranties of the Company to be so true and correct, individually or in the aggregate, would not constitute a Company Material Adverse Effect, in each case as of the date of this Agreement and as of the Closing Date, as though made on, or at, and as of such date or time (except to the extent expressly made as of a specific date, in which case as of such date).

7.2           Performance. The Company and the Sellers will have performed and complied in all material respects with all agreements, covenants, obligations and conditions required by this Agreement to be performed or complied with by the Company and the Sellers on or prior to the Closing.

7.3           No Company Material Adverse Effect. Since the date hereof, there shall not have been any Company Material Adverse Effect.

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7.4           Law. No Law will have been enacted which prohibits, enjoins or making illegal the consummation of the Transactions.

7.5           Delivery of Closing Items. The Sellers and the Company shall have delivered to FFHL each of the items set forth in Section 2.3(a).

7.6           Officer Certificate. FFHL shall have received from the Company a certificate, dated the Closing Date, signed by an executive officer of the Company, certifying as to the satisfaction of the conditions specified in Sections 7.1, 7.2 and 7.3.

7.7           Divestiture. The Divestiture shall be completed substantially concurrently with the Closing.

7.8           List of Management. At least seven (7) Business Days prior to the Closing Date, the Sellers shall deliver to FFHL a list of the Seller Directors and Seller Officers to be duly appointed as directors and officers of FFHL as of the Closing and provide all necessary cooperation to complete customary know-your-customer procedures on the Seller Directors and Seller Officers prior to the Closing.

ARTICLE 8
CONDITIONS TO OBLIGATIONS OF THE COMPANY
AND THE SELLERs

Notwithstanding anything in this Agreement to the contrary, the obligations of the Company and the Sellers to effect the Transactions will be subject to the satisfaction at or prior to the Closing, or waiver by the Company and the Sellers, of each of the following conditions:

8.1           Representations and Warranties. (i) the representations and warranties of FFHL contained in Sections 3.1, 3.2, 3.3, 3.4, 3.5, 3.28 and 3.30 shall be true and correct in all respects, and (ii) each of the other representations and warranties of FFHL contained in Article 3 (without giving effect to any limitation as to “materiality” or “FFHL Material Adverse Effect” set forth therein) shall be true and correct except where the failure of such representations and warranties of FFHL to be so true and correct, individually or in the aggregate, would not constitute a FFHL Material Adverse Effect, in each case as of the date of this Agreement and as of the Closing Date, as though made on, or at, and as of such date or time (except to the extent expressly made as of a specific date, in which case as of such date).

8.2           Performance. FFHL will have performed and complied in all material respects with all agreements, covenants, obligations and conditions required by this Agreement to be performed or complied with by FFHL at or prior to the Closing.

8.3           No FFHL Material Adverse Effect. Since the date hereof, there shall not have been any FFHL Material Adverse Effect.

8.4           Officer’s Certificate. The Sellers shall have received from the Company a certificate, dated the Closing Date, signed by an executive officer of FFHL, certifying as to the satisfaction of the conditions specified in Sections 8.1, 8.2 and 8.3.

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8.5           Delivery of Closing Items. FFHL shall have delivered to the Company and the Sellers each of the items set forth in Section 2.3(b).

8.6           Law. No Law will have been enacted which prohibits, enjoins or making illegal the consummation of the Transactions.

8.7           Divestiture. The Divestiture shall be completed substantially concurrently with the Closing.

8.8           Private Placement. The Private Placement shall have closed on terms reasonably satisfactory to the Sellers.

8.9           Termination of Contracts. Except for this Agreement, the Divestiture Agreement, agreements with Nasdaq, and the Contracts set forth on Section 3.11 of the FFHL Disclosure Schedule, all Contracts to which FFHL is a party shall have been terminated as of the Closing Date, with no payment from, or obligations or liabilities of, FFHL, Fuwei BVI and Shandong Fuwei, outstanding as of the Closing Date.

8.10         Nasdaq Approval. The Company shall have received the approval from Nasdaq, to the extent required, for the continued listing of the Ordinary Shares (the “Nasdaq Approval”).

ARTICLE 9
INDEMNIFICATION

9.1           Obligation Of Company and Sellers To Indemnify And Reimburse. From and after the Closing, the Sellers and the Company and their respective successors and assigns (collectively, the “Gold Glory Indemnifying Parties”), jointly and severally, shall indemnify, reimburse, defend and hold harmless FFHL and its Affiliates, officers, directors employees, agents and their respective successors and assigns from and against any Losses imposed upon, incurred or suffered by any of them, directly or indirectly, based upon, arising out of or otherwise resulting from (i) any inaccuracy in or any breach of any representation or warranty of Company and/or the Sellers, and (ii) any breach on the part of Company and/or the Sellers of any covenant or agreement set forth in this Agreement. Notwithstanding anything contained in this Agreement, none of the Gold Glory Indemnifying Parties shall be liable for indemnification of any Losses under this Section 9.1 unless a valid Claim Notice with respect to such Losses is given on or prior to the eighteenth month following the filing of the 20-F Report of FFHL (such earlier date, the “Limitation Date”) in accordance with Section 9.4 (other than Losses based upon, arising out of or otherwise resulting from any inaccuracy in or breach of any representation or warranty of the Company and the Sellers set forth in Section 4.11, in which event the Gold Glory Indemnifying Parties shall not be released from their indemnification obligations hereunder solely as a result of any Claim Notice with respect to such Losses being given after the Limitation Date).

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9.2           Obligation of FFHL, Fuwei BVI and Shandong Fuwei To Indemnify And Reimburse. From and after the Closing, FFHL, Fuwei BVI, Shandon Fuwei, and their respective successors and assigns (collectively, the “FFHL Indemnifying Parties”), jointly and severally, shall indemnify, defend and hold harmless the Company, the Sellers, and their respective Affiliates, officers, directors employees, agents and their respective successors and assigns from and against any Losses imposed upon, incurred or suffered by any of them, directly or indirectly, based upon, arising out of or otherwise resulting from (i) any inaccuracy in or breach of any representation or warranty of FFHL, and (ii) any breach on the part of FFHL of any covenant or agreement set forth in this Agreement. The representations, warranties, covenants and agreements of FFHL (other than the representations and warranties of FFHL set forth in Section 3.26 and Section 3.27) shall survive the Closing until the Limitation Date. Notwithstanding anything contained in this Agreement, none of the FFHL Indemnifying Parties shall be liable for indemnification of any Losses under this Section 9.2 unless a valid Claim Notice with respect to such Losses is given on or prior to the Limitation Date in accordance with Section 9.4 (other than Losses based upon, arising out of or otherwise resulting from any inaccuracy in or breach of any representation or warranty of FFHL set forth in Section 3.26 or Section 3.27, in which event the FFHL Indemnifying Parties shall not be released from their indemnification obligations hereunder solely as a result of any Claim Notice with respect to such Losses being given after the Limitation Date).

9.3           Limitations. Notwithstanding anything to the contrary contained in this Agreement: (a) an Indemnifying Party (as defined below) shall not be liable for any claim for indemnification pursuant to Sections 9.1 and 9.2, unless and until the aggregate amount of indemnifiable Losses which may be recovered from the Indemnifying Party equals or exceeds US$30,000, after which the Indemnifying Party shall be liable only for those Losses in excess of US$30,000; (b) the aggregate amount of indemnifiable Losses which may be recovered from all Gold Glory Indemnifying Parties arising out of or resulting from the causes set forth in Section 9.1 (other than any Losses for payment of Taxes resulting from any inaccuracy in or breach of any representation and warranty of the Company and the Sellers set forth in Section 4.11, which Losses shall equal to the amount of such Taxes actually paid and taking into account reductions for the aggregate amount of Tax credits, refunds and other Tax attributes) shall not exceed US$[3,000,000], and (c) the aggregate amount of indemnifiable Losses which may be recovered from all FFHL Indemnifying Parties arising out of or resulting from the causes set forth in Sections 9.2 (other than (i) any inaccuracy in or breach of any representation and warranty of FFHL set forth in Section 3.26, or (ii) any Losses for payment of Taxes resulting from any inaccuracy in or breach of any representation and warranty of FFHL set forth in Section 3.27, which Losses shall equal to the amount of such Taxes actually paid and taking into account reductions for the aggregate amount of Tax credits, refunds and other Tax attributes), and Section 7 of the Divestiture Agreement shall not exceed US$5,000,000. Notwithstanding anything to the contrary, an Indemnified Party (as defined below) shall not be entitled to recover Losses pursuant to a claim of indemnification under both this Agreement and the Divestiture Agreement for the same facts that give rise to the right of indemnification, and all indemnifiable Losses covered under this Agreement shall be net of any indemnity, contribution or similar proceeds that have been recovered by the Indemnified Party in connection with the facts giving rise to the right of indemnification under the Divestiture Agreement. Notwithstanding anything contained in this Agreement, in no event shall any Indemnified Party be entitled to recover or make a claim for any amounts in respect of, and in no event shall “Losses” be deemed to include, consequential (including lost profits), incidental or indirect damages, or punitive, special or exemplary damages.

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9.4           Notice. A party seeking indemnification pursuant to this Article 9 (an “Indemnified Party”) shall give prompt notice (the “Claim Notice”) to the party from whom such indemnification is sought (the “Indemnifying Party”) of the assertion of any Losses, or the commencement of any Proceeding (including any Third Party Claim), in respect of which indemnity is or may be sought hereunder and will give the Indemnifying Party such information with respect thereto as the Indemnifying Party may reasonably request, but failure to give such notice shall not relieve the Indemnifying Party of any liability hereunder (except to the extent the Indemnifying Party has suffered actual prejudice thereby).

9.5           Participation in Defense. The Indemnifying Party shall be entitled to assume control of the negotiation, settlement and defense of any Proceeding involving a third party (a “Third Party Claim”) that is reasonably expected to give rise to an indemnification obligation of the Indemnifying Party under this Article 9, at its own expense through counsel of its choice reasonably acceptable to the Indemnified Party. In such case the Indemnified Party shall have the right (but not the duty) to participate in the defense thereof, and to employ counsel, at its own expense, separate from counsel employed by the Indemnifying Party in any such action and to participate in the defense thereof. The Parties hereto shall reasonably cooperate in the defense or prosecution thereof and shall furnish, or cause to be furnished, such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials and appeals, as may be reasonably requested in connection therewith. The Indemnifying Party shall not, without the written consent of the Indemnified Party (not to be unreasonably withheld, delayed or conditioned), (a) settle or compromise any Third Party Claim or consent to the entry of any judgment which does not include as an unconditional term thereof the delivery by the claimant or plaintiff to the Indemnified Party of a written release from all liability in respect of such Third Party Claims, (b) settle or compromise any Third Party Claim that involves any injunctive, equitable or other non-monetary relief or requires an Indemnified Party to admit liability or wrongdoing or (c) settle or compromise any Third Party Claim that would result in any payment of monetary damages by any Indemnified Party.

9.6           Settlement. The Indemnifying Party shall not be liable under this Article 9 for any settlement in respect of a Third Party Claim effected without its consent (which consent shall not be unreasonably withheld, delayed or conditioned) of any Proceedings in respect of which indemnity may be sought hereunder, unless the Indemnifying Party fails to promptly acknowledge liability for indemnification under this Article 9 and/or declines to or otherwise fails to timely defend the Indemnified Party in such Proceeding relating to such Third Party Claim.

9.7           Exclusive Remedy. Following the Closing, indemnification pursuant to the provisions of this Article 9 shall be the sole and exclusive remedies of the Indemnified Parties for any breach of the representations and warranties in this Agreement and for any failure to perform or comply with any covenants and agreements in this Agreement, and the Parties shall not be entitled to a rescission of this Agreement or to any further indemnification or other rights or claims of any nature whatsoever (including under statute, regulation, common law, in equity or for negligence) in respect thereof, all of which each Party hereby waives to the fullest extent permitted by Law.

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ARTICLE 10
TERMINATION AND ABANDONMENT

10.1         Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Closing by the written consent of the Company and FFHL.

10.2         Termination by either the Company or FFHL. Subject to Section 10.3 below, this Agreement may be terminated and the Transactions abandoned at any time prior to the Closing:

(a)           by mutual agreement of the Company and FFHL;

(b)           by the Company or FFHL if any Law, or any final, non-appealable injunction or order shall have been enacted, issued, promulgated, enforced or entered which is in effect and has the effect of prohibiting any of the Transactions, provided, however, that the right to terminate this Agreement pursuant to this Section 10.2(b) shall not be available to the Company or FFHL if the issuance of such Law, injunction or order was primarily due to the breach or failure of either the Company or the Sellers (with respect to Company’s right of termination), or FFHL (with respect to FFHL’s right of termination) to perform in any material respects any of its obligations under this Agreement;

(c)           by FFHL if there has been a breach of any representation or warranty by the Company or the Sellers under this Agreement or any breach of any covenant or agreement by the Company or the Sellers under this Agreement that, in any case, would give rise to the failure of any condition set forth in Article 7 to be satisfied, and such breach is not cured within ten (10) Business Days upon delivery of written notice thereof from FFHL; provided, however, that FFHL shall have no right to terminate this Agreement pursuant to this Section 10.2(c) if FFHL shall have materially breached or failed to perform any of this representations, warranties, covenants or agreements under this Agreement;

(d)           by the Company if there has been a breach of any representation or warranty by FFHL under this Agreement or any breach of any covenant or agreement by FFHL under this Agreement that, in any case, would give rise to the failure of any condition set forth in Article 8 to be satisfied, and such breach is not cured within ten (10) Business Days upon delivery of written notice thereof from the Company; provided, however, that the Company shall have no right to terminate this Agreement pursuant to this Section 10.2(d) if the Company or the Sellers shall have materially breached or failed to perform any of this representations, warranties, covenants or agreements under this Agreement;

(e)           by FFHL or the Company, upon written notice to the other Party, if the Closing has not been consummated by May 31, 2019, provided, however, that the right to terminate this Agreement under this Section 10.2(e) shall not be available to the Company or FFHL if the Company’s or the Sellers’ (with respect to the Company’s right of termination) or FFHL’s (with respect to FFHL’s right of termination) failure to fulfill any obligation or other breach under this Agreement has been the primary cause of, primarily resulted in, or materially contributed to the failure of the Closing to occur by such date;

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(f)            by FFHL or the Company if the Divestiture Agreement is terminated in accordance with its terms;

(g)           by FFHL or the Company if the Nasdaq Approval is required and Nasdaq has refused to grant the Nasdaq Approval.

10.3         Procedure and Effect of Termination. In the event of termination of this Agreement and abandonment of the Transactions by the Company or FFHL pursuant to this Article 10, written notice thereof will be given to all other parties and this Agreement will terminate and the Transactions will be abandoned, without further action by any of the parties hereto. If this Agreement is terminated as provided herein, each of the Parties shall be relieved of their duties and obligations arising under this Agreement after the date of such termination and such termination shall be without liability to any Party; provided, that no such termination shall relieve any Party hereto from liability for a breach of any of its covenants or agreements or its representations and warranties contained in this Agreement prior to the date of termination, and provided, further, that Section 6.2, this Section 10.3 and Article 11 shall survive any such termination.

ARTICLE 11
MISCELLANEOUS PROVISIONS

11.1         Survival of Representations, Warranties and Covenants. Subject to Sections 9.1 and 9.2, all of the representations, warranties and covenants in this Agreement shall survive the Closing.

11.2         Expenses. Each Party will each bear its own costs and expenses relating to the Transactions, including without limitation, fees and expenses of legal counsel, accountants, investment bankers, brokers or finders, printers, copiers, consultants or other representatives for the services used, hired or connected with the Transactions.

11.3         Amendment and Modification. This Agreement may be amended or modified only by mutual consent of FFHL, the Company and a majority of the Sellers. All such amendments and modifications to this Agreement must be in writing and duly executed by all of the parties hereto.

11.4         Waiver of Compliance; Consents. Any failure of a Party to comply with any obligation, covenant, agreement or condition herein may be expressly waived in writing by FFHL, on the one hand, and the Company and the Sellers, on the other, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. No single or partial exercise of a right or remedy will preclude any other or further exercise thereof or of any other right or remedy hereunder. Whenever this Agreement requires or permits the consent by or on behalf of a Party, such consent will be given in writing in the same manner as for waivers of compliance.

11.5         Third Party Beneficiaries. Nothing in this Agreement will entitle any person or entity other than a Party hereto, and his, her or its respective successors and assigns permitted hereby to rely upon any of the representations or warranties contained herein or to any claim, cause of action, remedy or right of any kind.

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11.6         Notices. All notices, requests, demands and other communications required or permitted hereunder prior to the Closing will be made in writing and will be deemed to have been duly given and effective: (i) on the date of delivery, if delivered personally; or (ii) on the date of transmission, if sent by email, facsimile, telecopy, telegraph, telex or other similar telegraphic communications equipment, or to such other person or address as a party will furnish to the other parties hereto in writing in accordance with this subsection.

If to the Company or the Sellers:

Yanghang Cai
Chief Executive Officer

Gold Glory Blockchain, Inc.
700 W First Street, #6
Tustin, CA 92780

with a copy to:

Andrew Tucker
Womble Bond Dickinson (US) LLP
1200 Nineteenth Street, N.W.
Washington, DC 20036

or to such other person or address as the Company will furnish to the other parties hereto in writing in accordance with this subsection.

If to FFHL:

No. 387 Dongming Road
Weifang Shandong
People’s Republic of China, Postal Code: 261061

with a copy to:

Mitchell S. Nussbaum
Loeb & Loeb LLP
345 Park Avenue
New York, NY 10154[_]

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If to Fuwei BVI:

No. 387 Dongming Road
Weifang Shandong
People’s Republic of China, Postal Code: 261061

If to Shandong Fuwei:

No. 387 Dongming Road
Weifang Shandong
People’s Republic of China, Postal Code: 261061

11.7         Assignment. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned (whether voluntarily, involuntarily, by operation of law or otherwise) by any of the Parties hereto without the prior written consent of the other Parties.

11.8         Counterparts. This Agreement may be executed simultaneously in one or more counterparts, including facsimile transmissions, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

11.9         Electronic Delivery. The Parties may execute copies of this Agreement and delivery by email, facsimile, or other electronic means shall be deemed to be delivery of an executed Agreement.

11.10         Headings. The headings of the sections and subsections of this Agreement are inserted for convenience only and will not constitute a part hereof.

11.11         Entire Agreement. This Agreement, the schedules, the FFHL Disclosure Schedule, the Company Disclosure Schedule and the exhibits and other writings referred to in this Agreement or in the FFHL Disclosure Schedule, the Company Disclosure Schedule or any such exhibit or other writing are part of this Agreement, together embody the entire agreement and understanding of the parties hereto in respect of the Transactions and together they are referred to as this “Agreement” or the “Agreement.” There are no restrictions, promises, warranties, agreements, covenants or undertakings, other than those expressly set forth or referred to in this Agreement. This Agreement supersedes all prior agreements and understandings between the parties with respect to the Transactions. Provisions of this Agreement will be interpreted to be valid and enforceable under applicable Law to the extent that such interpretation does not materially alter this Agreement, provided, however, that if any such provision becomes invalid or unenforceable under applicable Law such provision will be stricken to the extent necessary and the remainder of such provisions and the remainder of this Agreement will continue in full force and effect.

11.12         Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the Cayman Islands, without regard to conflicts of laws principles thereunder.

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11.13         Dispute Resolution.

(a)           Any dispute, controversy or claim (each, a “Dispute”) arising out of or relating to this Agreement, or the interpretation, breach, termination or validity hereof, shall be resolved at the first instance through consultation between the Parties to such Dispute. Such consultation shall begin immediately after any Party has delivered written notice to any other Party to the Dispute requesting such consultation.

(b)           If the Dispute is not resolved within thirty (30) days following the date on which such notice is given, the Dispute shall be submitted to arbitration upon the request of any Party to the Dispute with notice to each other Party to the Dispute (the “Arbitration Notice”).

(c)           The arbitration shall be conducted in Hong Kong under the auspices of the Hong Kong International Arbitration Centre (the “Centre”) and under its arbitration rule, as then in effect. There shall be three (3) arbitrators. The claimants in the Dispute shall collectively choose one arbitrator, and the respondents shall collectively choose one arbitrator. The Secretary General of the Centre shall select the third arbitrator. If any of the members of the arbitral tribunal have not been appointed within thirty (30) days after the Arbitration Notice is given, the relevant appointment shall be made by the Secretary General of the Centre.

(d)           The arbitration proceedings shall be conducted in English, and the final arbitration award will be in English.

(e)           Each Party to the arbitration shall cooperate with each other Party to the arbitration in making full disclosure of and providing complete access to all information and documents requested by such other Party in connection with such arbitration proceedings, subject only to any confidentiality obligations binding on such Party.

(f)            The award of the arbitration tribunal shall be final and binding upon the Parties, and the prevailing Party may apply to a court of competent jurisdiction for enforcement of such award.

(g)           Any Party to the Dispute shall be entitled to seek preliminary injunctive relief, if possible, from any court of competent jurisdiction pending the constitution of the arbitral tribunal.

(h)           During the course of the arbitration tribunal’s adjudication of the dispute, this Agreement shall continue to be performed except with respect to the part in dispute and under adjudication.

(i)            The cost of arbitration (including legal, accounting and other professional fees and expenses reasonably incurred by any prevailing Party with respect to the investigation, collection, prosecution and/or defense of any claim in the Dispute) shall be borne pro rata by each losing Party.

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11.14       Specific Performance. The Parties acknowledge and agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that, prior to the termination of this Agreement in accordance with Article 10, each Party shall be entitled to specific performance of the terms hereof. It is accordingly agreed that prior to such termination, each Party shall be entitled to an injunction or injunctions to prevent such breaches of this Agreement and to enforce specifically (without proof of actual damages or harm, and not subject to any requirement for the securing or posting of any bond in connection therewith) such terms and provisions of this Agreement, this being in addition to any other remedy to which each Party is entitled at law or in equity.

[Balance of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

COMPANY

Gold Glory Blockchain, Inc.,
a California corporation

By:
Name:
Title:

SELLERS

Yanghang Cai

Jifei Ren

Wan Qian

Guo Chen

Mingming Shi

M&T Global Partners (HK) Ltd.

By:
Name:
Title:

FFHL

Fuwei Films (Holdings) Co., Ltd., a Cayman Islands company

By:
Name:
Title:

SOLELY FOR PURPOSES OF
SECTION 6.2 and Article 9

Fuwei Films (BVI) Co., Ltd., a British Virgin Islands company

By:
Name:
Title:

Fuwei Films (Shandong) Co., Ltd., a company incorporated in the PRC

By:
Name:
Title:

EXHIBIT A

Sellers

Seller	Shares of Company	Purchase Price Shares
Yanghang Cai	720,000	6,840,000
Jifei Ren	20,000	190,000
Wan Qian	20,000	190,000
Guo Chen	20,000	190,000
Mingming Shi	20,000	190,000
M&T Global Partners (HK) Ltd.	200,000	1,900,000

EXHIBIT B

FFHL Disclosure Schedule

EXHIBIT C

Company Disclosure Schedule

EXHIBIT D

WBD Opinion

EXHIBIT E

Conyers Dill & Pearman Opinion